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                                                                 Exhibit (a)(12)

          [Text of Communication to Employees, Sent January 15, 2003]


Subject: Option Exchange Program - EXTENSION OF DEADLINE

In light of the unsolicited acquisition proposal that the company received today, we are extending the deadline for you to respond to the Option Exchange Offer by one week, unless further extended. The new expiration date will be Wednesday January 22, at 5:59 pm New York Time. If you have any questions about this extension or the offer please contact optionquestions@register.com.

Jack S. Levy
Vice President and General Counsel